EXHIBIT 99.2

                           DIAMOND HOME SERVICES, INC.
             INCREASES STOCK REPURCHASE PROGRAM TO 1,000,000 SHARES


Woodstock, IL (August 12, 1997) - Diamond Home Services, Inc. (Nasdaq: DHMS) today announced that the number of shares of the Company's common stock that it is authorized to purchase has been increased by the Board of Directors from 500,000 to 1,000,000.

Share purchases are authorized to be made by the Company from time to time in open market or privately negotiated transactions as, in the opinion of management, market conditions warrant. The repurchased shares will be added to the Company's treasury shares and will be available for general corporate purposes. Since the Company's announcement on April 30, 1997, to purchase up to 500,000 shares, the Company has purchased a total of 452,300 shares at prices ranging between $7 5/8 and $11.00.

"The decision to purchase stock and further increase the level of the stock repurchase program underscores management's confidence in the Company's leadership position in the home improvement industry and is another opportunity to continue to build shareholder value for the future," C. Stephen Clegg, Chairman, President and CEO stated.

Diamond Home Services, Inc. is a leading national marketer and contractor of installed home improvement products, including roofing systems, gutters, doors and fencing. The Company markets its home improvement products and services directly to consumers primarily under the "SEARS" name. Through its finance subsidiary, Marquise Financial Services, Inc., the Company also offers financing to its customers. The Company has 74 sales offices located in major cities across the U.S., providing the Company with a presence in markets covering approximately 80% of the owner-occupied households in the U.S.